Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made as of February 15, 2019, by and among Seelos Therapeutics, Inc., a Nevada corporation ("Buyer"), and Bioblast Pharma, Ltd., an Israeli corporation ("Seller"). Buyer and Seller may be referred to herein collectively as the "Parties" and individually as a "Party."

RECITALS

WHEREAS, Seller owns the Assets (as defined below), related to the therapeutic platform, Trehalose including global rights to the underlying worldwide intellectual property, materials, data, knowhow and other assets (the "Product"), and further contemplates a combination transaction whereby Seller shall merge with a third party ("Merger Party") and then shall focus Seller's efforts on developing Merger Party's technology and product candidates;

WHEREAS, Seller desires to sell, assign, transfer, convey and deliver to Buyer the Assets on an as is basis, and Buyer desires to purchase, acquire and accept from Seller all of Seller's right, title and interest in and to the Assets on an as is basis, subject to the terms and conditions set forth in this Agreement (the "Acquisition");

WHEREAS, the Board of Directors of Seller (the "Seller Board") (i) has determined that the Acquisition is fair to, and in the best interests of, Seller and the shareholders of Seller (the "Seller Shareholders"), (ii) has deemed advisable and approved this Agreement, the Acquisition and other actions contemplated by this Agreement, and (iii) contemplates the distribution of any proceeds received by Seller in connection with the Acquisition so such consideration is split between the shareholders of Seller as of before the closing of the transactions with Merger Party and with Seller in accordance with the terms of that certain Contingent Value Rights Agreement dated as of November 19, 2018, by and among Seller, Enlivex Therapeutics Ltd., Dr. Dalia Megiddo, Computershare Inc., and Altshuler Shaham Trusts Ltd. (the "CVR Agreement"); and

WHEREAS, the Board of Directors of Buyer (i) has determined that the Acquisition is advisable and fair to, and in the best interests of, Buyer and its stockholders, and (ii) has deemed advisable and approved this Agreement, the Acquisition and the other actions contemplated by this Agreement.

NOW, THEREFORE, in consideration of these premises, the respective covenants of Buyer and Seller set forth below and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1     Definitions. In addition to the other capitalized terms defined herein, the following capitalized terms shall have the following respective meanings:

"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

"Affiliate" means, with respect to any Party, any Person that, directly or indirectly, controls, is controlled by, or is under common control with such Party at any time during the period for which the determination of affiliation is being made. For the purposes of this definition, "control" (with correlative meanings for the terms "controlled by" and "under common control with") means the possession by the applicable Person, directly or indirectly, of the power to direct or cause the direction of the management, policies and business affairs of a Person, whether through ownership of voting securities or general partnership or managing member interests, by contract or otherwise.

"Applicable Laws" means any and all applicable federal, state, local, municipal, provincial, territorial, foreign or other law, statute, constitution, principle of common law, directive, resolution, ordinance, code, edict, decree, order (including executive orders), rule, judgment, injunction, writ, regulation (or similar provision have the force or effect of law), ruling, guidance, treaties or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

"Confidential Information" means any information that (a) in any way relates to a Party or Affiliate thereof, including its products, business, know- how, business strategies and technology and (b) is furnished or disclosed to the other Party in connection with this Agreement, and is either identified as "confidential" (or words of similar import) upon such disclosure or is reasonably understood to be confidential due to the nature of the information and circumstances of disclosure; provided, however, that the term "Confidential Information" shall not include any specific information that:

(i) at the time of disclosure, is generally available to the public;

(ii) after disclosure hereunder, becomes generally available to the public, except as a result of a breach of this Agreement by the recipient of such information;

(iii) becomes available to the recipient of such information from a Third Party that is not legally or contractually prohibited by the disclosing Party from disclosing such Confidential Information; or

(iv) the recipient of which can demonstrate was developed by or for such recipient without the use of any of the Confidential Information of the disclosing Party or its Affiliates hereunder.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"HPFB" means the Health Products and Food Branch of Health Canada.

"Knowledge" with respect to Seller means the actual or constructive knowledge, after due inquiry and investigation, of Dr. Dalia Megiddo, Dr. Warren Wasiewski and Dr. Boris Vaisman.

"Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined or determinable, and whether or not the same is required to be accrued on the financial statements of such Person.

"Liens" means any mortgages, security interests, liens, options, pledges, equities, claims, charges, restrictions, conditions, conditional sale contracts and any other encumbrances of any kind whatsoever.

"Net Sales" means, with respect to the Product, the gross amount invoiced for sales of the Product by or on behalf of Buyer (including by Affiliates of Buyer, licensees of Buyer or Buyer's Affiliates or such licensee's sublicensees) to Third Parties worldwide, less the following deductions (to the extent such deductions are actually incurred and are reasonably necessary for sale of the Product), all in accordance with United States generally accepted accounting principles as in effect from time to time, consistently applied, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts:

  customary trade, cash and quantity discounts actually given;

  discounts, refunds, rebates, chargebacks, retroactive price adjustments, and any other allowances given and taken which effectively reduce the net selling price (other than such which have already diminished the gross amount invoiced), including, without limitation, Medicaid or Medicare rebates, institutional rebates and other similar rebates or payments mandated by Governmental Authorities and rebates or other similar allowances given to managed health care organizations or pharmaceutical benefit managers;

  amounts repaid or credits or allowances actually given or made for rejection, defect, damaged goods, recall or return of any Product or for retroactive price reductions and billing errors;

  administrative fees paid to group purchasing organizations;

  costs of shipping, forwarding, freight, warehousing, postage, insurance, and other transportation charges to the extent itemized in the total amount invoiced, as well as any fees for services, including inventory management fees, provided by wholesalers and warehousing chains directly allocable to the distribution of the Product, identified as such in the invoice of the Third Party; and

  sales or excise Taxes, tariffs or duties relating to the sale of the Product, identified as such in the invoice of the Third Party or corresponding documentation of the applicable Governmental Authority.

In no event will any particular amount identified above be deducted more than once in calculating Net Sales. Sales of the Product between Buyer and its licensees and any of their respective Affiliates for resale to end users shall be excluded from the computation of Net Sales, but the subsequent resale of such Products to Third Party end users shall be included within the computation of Net Sales. For purposes of determining Net Sales, a sale or other disposition shall not include sales, transfers or dispositions of any Product for research or clinical purposes or as samples, where the transfer price is at or below manufacturing cost.

If the Product either (a) is sold in the form of a combination product containing the Product and one or more other products or services, or (b) is sold bundled with one or more other products or services (in either case (clause (a) or (b)), a "Combination Product"), the Net Sales of the Product shall be determined as follows: first, Buyer shall determine the actual Net Sales of such Combination Product (calculated using the conventions specified in this definition of Net Sales, as set forth above) and then (y) such amount shall be multiplied by the fraction A/(A+B), where A is the invoice price of the Product, if sold separately, and B is the total invoice price of the other products or services in the Combination Product, if sold separately, or (z) if the other product or services in the Combination Product are not sold separately, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product (calculated using the conventions specified in this definition of Net Sales, as set forth above) by the fraction A/C where A is the invoice price of the Product, if sold separately, and C is the invoice price of the Combination Product; in each case of clause (y) or (z), in the same country as the Combination Product during the applicable reporting period or, if sales of the Product sold separately and the other products or services in the Combination Product did not occur or did not occur in the same country during the applicable reporting period, then the respective invoice prices during the most recent reporting period in which sales of both occurred in the same country as the Combination Product described above. If neither the Product nor any other product or service in the Combination Product is sold separately in the same country as the Combination Product, the adjustment to Net Sales shall be determined by Buyer and the Holder's Representative (as such term is defined in the CVR Agreement) in good faith to reasonably reflect the proportion of the Net Sales of such Combination Product that is attributable to the Product. In addition, the applicable deductions from the gross amount invoiced or otherwise charged by Buyer shall be allocated between the Product and the other products or services in the Combination Product in the same proportion.

"Outside Date" means February 15, 2019.

"Permits" means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

"Person" means any individual, partnership, association, corporation, limited liability company, trust or other legal person, entity or Governmental Authority.

"Pre-Closing Tax Period" means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning on or before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

"Royalty Date" means the date immediately following the end of each six-month period beginning on January 1 or July 1 from the date hereof until the expiration, invalidation, revocation, unenforceability or other lapse of the last patent included in the Assets.

"Tax Return" means any return, declaration, report, claim for refund, information report or filing supplied or required to be supplied to a taxing authority with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

"Taxes" means all federal, state, local, foreign and other income, gross receipts, sales, use, production, value added, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, healthcare, escheat or unclaimed property (whether or not considered a tax under applicable law), customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions to tax, or penalties imposed with respect thereto or with respect to any failure to timely or properly file any Tax Return, whether disputed or not and including any obligations to indemnify or otherwise pay, assume or succeed to the Tax liability of any other Person.

"Third Party" means any Person other than a Party and such Party's Affiliates.

"Transaction Documents" means this Agreement and all other agreements, instruments, certificates and other documents executed and delivered in connection with the transactions contemplated by this Agreement.

1.2     Interpretation. Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement, (d) the terms "Article," "Section," "Schedule" and "Exhibit" refer to the specified Article, Section, Schedule and Exhibit of this Agreement and (e) the terms "include," "includes" or "including," shall be deemed to be followed by the words "without limitation" unless otherwise indicated. Whenever this Agreement refers to a number of days, unless otherwise specified, such number shall refer to calendar days. The headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE 2
PURCHASE AND SALE OF ASSETS

2.1     Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined below), Seller shall irrevocably sell, assign, transfer, convey and deliver to

Buyer, and Buyer shall purchase, acquire and accept, free and clear of any and all Liens, all right, title and interest of Seller in and to the Product and all assets of Seller relating to the Product, wherever located, including, without limitation, the following assets (collectively, the "Assets"), on an as is basis:

  All intellectual property rights related to the Product, including, without limitation, any inventions, patents, copyrights, domains, domain names or trademarks and any applications or registrations with respect to or related thereto;

  Any and all other documentation, records, data, information and materials pertaining to the Product and all related businesses;

  All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories, including the clinical supplies of the Product;

  All Investigational New Drug Applications, New Drug Applications or any foreign equivalents related to the Product and all other regulatory filings and documents related thereto;

  All correspondence between Seller and the United States Food and Drug Administration (the "FDA") or foreign equivalents related to the Product or any Investigational New Drug Applications, New Drug Applications or any foreign equivalents related to the Product;

  All pre-clinical and clinical data related to the Product or any Investigational New Drug Applications, New Drug Applications or any foreign equivalents related to the Product;

  All active pharmaceutical ingredients, ingredients, supplies, formulations and related items, products and matter of or related to the Product;

  Monitoring reports, audits, safety reports and all other written or documented materials and communications related to each study that has been or is being conducted under any Investigational New Drug Applications, New Drug Applications or any foreign equivalents related to the Product, and all related rights to conduct clinical trials with respect to the Product;

  The contracts listed on Exhibit A attached hereto (the "Assumed Contracts");

  Analytical and manufacturing methods and know-how owned, licensed or utilized by Seller in the development or manufacture of the Product and the design and packaging of the Product, including, without limitation, any trade secrets, know-how and confidential information related thereto;

  Seller's entire current inventory of, or related to, the Product, including all clinical trial material;

  All Permits which are held by Seller and required for the ownership and use of the Product;

  All rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Product, whether arising by way of counterclaim or otherwise;

  All of Seller's rights under warranties, indemnities and all similar rights against third parties to the extent related to the Product; and

  All goodwill and the going concern value of the Product.

2.2     Liabilities.

  Assumed Liabilities. Subject to the terms and conditions set forth herein, at the Closing, Buyer shall assume and agree to pay, perform and discharge all the Liabilities arising out of or relating to Buyer's ownership, operation or use of the Assets from and after the Closing (including the obligations from and after the Closing under or related to the Assumed Contracts), but only to the extent that such Liabilities are required to be performed after the Closing (collectively, the "Assumed Liabilities").

  Excluded Liabilities. Notwithstanding the provisions of Section 2.2(a) or any other provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller of any kind or nature whatsoever other than the Assumed Liabilities (the "Excluded Liabilities"). Seller shall pay and satisfy in due course all Excluded Liabilities. The Excluded Liabilities shall include, and be limited to, the items listed on Exhibit B, including, without limitation, any ongoing or unpaid research and development costs, fees, contracts, arrangements, etc. related to Trehalose IV.

2.3     Consideration. Upon the terms and subject to the conditions of this Agreement, as sole consideration for the Assets:

  Buyer shall pay to Seller $3,500,000 by way of a wire transfer, in immediately available funds, as follows:

    At the Closing, an amount of $1,500,000; and

    No later than the first anniversary of the Closing, an amount of $2,000,000.

  Within 15 days following the completion of Buyer's or its Affiliate's first Phase 2(b) clinical trial of the Product with results that indicate a "p" value of .05 or less, all as reasonably determined by Buyer, Buyer shall pay to Seller by way of a wire transfer, in immediately available funds, an amount of $8,500,000;

  Within 15 days following the approval for commercialization by the FDA or HPFB of the first New Drug Application or New Drug Submission, respectively, of the Product filed by Buyer or its Affiliate (the "Second Milestone"), Buyer shall pay to Seller by way of a wire transfer, in immediately available funds, an amount of $8,500,000; and

  After the achievement of the Second Milestone, within 45 days after each Royalty Date, Buyer shall pay to Seller an amount in cash equal to 1% of the Net Sales of the Product earned during the six-month period immediately preceding such Royalty Date.

2.4     Transfer Taxes and Fees; Bulk Sales. Any and all sales, excise, use, transfer, value-added and similar Taxes, fees or duties assessed, imposed or incurred by reason of the sale by Seller and the purchase by Buyer of the Assets hereunder (collectively, "Transfer Taxes") shall be paid when due by Buyer (and not by Seller), regardless of which Party against which such Taxes, fees or duties are assessed, imposed or incurred; provided that the aggregate amount of such Transfer Taxes shall be deducted from the next amount to become payable to Seller pursuant to Section 2.3. Each of the Parties hereby waives compliance with the notification and all other requirements of the bulk sales laws in force in the jurisdiction in which such laws are applicable to the Assets or the transactions contemplated by this Agreement.

2.5     Procedures for Assets Not Transferable. With respect to any asset, property or right included in the Assets that is not assignable or transferable either by virtue of the provisions thereof or under applicable laws without the consent of any Person, and for which such consent is not obtained prior to the Closing, this Agreement shall not constitute an assignment or transfer thereof if an attempted assignment would constitute a breach thereof or be unlawful and, unless otherwise agreed between Buyer and Seller with respect to such Asset, Seller shall use its reasonable efforts to obtain all such consents, as promptly as practicable after the Closing. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer's rights under the Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by Applicable Laws, shall act after the Closing as Buyer's agent in order to obtain for it the benefits thereunder and shall reasonably cooperate with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.

2.6     Third Party Consents. To the extent that Seller's rights under any Assumed Contract or Permit constituting an Asset, or any other Asset, may not be assigned to Buyer without the consent of another person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at Buyer's expense, shall use its reasonable efforts to obtain any such required consent as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer's rights under the Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Asset, shall reasonably act after the Closing as Buyer's agent in order to obtain for it the benefits thereunder and shall reasonably cooperate with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.

2.7     Allocation of Purchase Price. All amounts constituting consideration for the Assets within the meaning of, and for the purposes of, Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder shall be allocated among the Assets and any other rights acquired by Buyer hereunder, as applicable, in the manner required by Section 1060 of the Code and the regulations thereunder and all applicable laws. Within 90 days after the Closing Date, Buyer and Seller shall agree on a schedule allocating all such amounts as provided herein (the "Allocation Schedule"). Each of the Parties agrees to: (a)

prepare and timely file all tax returns, including Form 8594 (and all supplements thereto), in a manner consistent with the Allocation Schedule; provided, however, that Buyer may reflect on such form a different aggregate purchase price to the extent of transaction expenses required to be capitalized pursuant to the Code; and (b) not take any position inconsistent with the Allocation Schedule as finalized for all tax purposes, unless otherwise required pursuant to a final "determination" within the meaning of Code Section 1313(a).

2.8     Withholding. Notwithstanding anything to the contrary contained in this Agreement, Buyer and any other party making a payment pursuant to this Agreement shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld under the Code or any other provision of federal, state, local, or non-U.S. law relating to Taxes. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction or withholding was made.

2.9     Sale on an As Is Basis. Notwithstanding anything to the contrary in this Agreement, Buyer agrees and consents, and acknowledges that any consideration payable under this Agreement was agreed upon taking into account that all Assets are being sold on an AS IS basis. Seller does not make any representation as to the Assets and any liability in connection therewith. No warranty is made and Buyer confirms that it took all actions required by Buyer in order to diligence the Assets and the liabilities assigned herein. Buyer further waives any claim it may have in the future, relating to the Assets or liabilities assigned herein that relate to Seller.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date of this Agreement and as of the Closing Date, as follows:

3.1     Authority and Enforceability. Seller has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. Seller has taken all necessary action on its part to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. The Seller Board has: (a) determined that the Acquisition is fair to, and in the best interests of, Seller and the Seller Shareholders and (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement. This Agreement and the other Transaction Documents to which it is a party have been duly and validly executed and delivered by Seller and are the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms.

3.2     No Other Warranties. For the avoidance of doubt, Seller does not make any representations or warranties in connection with this Agreement other than as set forth in this Article 3.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing Date, as follows:

4.1     Organization. Buyer is a business entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is formed or incorporated. Buyer has the requisite corporate power and authority to own, lease and operate the properties now owned, leased and operated by it and to carry on its business as currently conducted. Buyer is duly qualified to do business as a foreign entity in each jurisdiction in which the nature of its business or the character of its properties makes such qualification necessary, except where the failure to do so would not have a material adverse effect on Buyer.

4.2     Authority and Enforceability. Buyer has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. Buyer has taken all necessary action on its part to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and the other Transaction Documents to which it is a party have been duly and validly executed and delivered by Buyer and are the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms.

4.3     No Violation, Etc. The execution and delivery of this Agreement and the performance of Buyer's obligations hereunder does not and will not (a) violate or conflict with any provision of the organizational documents of Buyer, (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default or give rise to any right of termination, cancellation or acceleration (with the passage of time, notice or both) under any agreement, lease, instrument, obligation, understanding or arrangement, oral or written, to which Buyer is a party or by which any of Buyer's properties or assets is subject or (c) violate any Applicable Laws to which Buyer or any of its properties or assets are subject.

4.4     No Consents and Approvals. No Permit, consent, approval or authorization of, or notice, declaration, filing or registration with, any Governmental Authority or Third Party is or will be necessary in connection with the execution and delivery by Buyer of this Agreement or the performance by Buyer of its obligations hereunder.

4.5     Litigation. There is no Action pending against Buyer or, to Buyer's knowledge, threatened, with respect to the transactions contemplated herein.

4.6     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by any of the Transaction Documents based upon arrangements made by or on behalf of Buyer.

ARTICLE 5
COVENANTS

5.1     Conduct Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer, Seller shall operate the Assets in the ordinary course of business consistent with past practice, and shall not grant any Liens on any of the Assets or otherwise permit the Assets to become subject to any Liens. Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall:

  preserve and maintain all Permits required for the ownership and use of the Assets;

  maintain the properties and assets included in the Assets in the same condition as they were on the date of this Agreement;

  defend and protect the properties and assets included in the Assets from infringement or usurpation;

  perform all of its obligations under all Assumed Contracts;

  not grant any Lien on any of the Assets;

  not sell, transfer, license, lease or otherwise dispose of, or suffer or cause the encumbrance by any Lien upon, any of the Assets;

  comply in all material respects with all Applicable Laws applicable to the ownership and use of the Assets; and

  not take or permit any action that would reasonably be expected to cause a materially adverse change to the Assets.

5.2     Notices of Certain Events.

  Each Party shall promptly (and in no event more than three Business Days after such Party becomes aware) notify the other Party of any notice or other communication from (i) any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any of the other Transaction Documents, (ii) any Governmental Authority or Third Party in connection with the transactions contemplated by this Agreement or any of the other Transaction Documents, and (iii) any Person alleging that any payment or other obligation relating to the Assets is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the ordinary course of business or payments or obligations identified in this Agreement or any of the other the Transaction Documents;

  Seller shall promptly (and in no event more than three Business Days after Seller becomes aware) notify Buyer of any Action against, relating to, involving or otherwise affecting the Assets that is commenced or asserted against, or, to the Knowledge of Seller, threatened against, Seller; and

  Each Party shall promptly (and in no event more than three Business Days after such Party becomes aware) notify the other Party of such Party's material breach of any obligation, representation, warranty or covenant under this Agreement or any of the other Transaction Documents, or any event, condition, fact or circumstance that would cause any representation or other fact contained in this Agreement or any of the other Transaction Documents to be materially inaccurate or materially misleading or that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6 impossible or materially less likely.

5.3     Access. During the period commencing on the date hereof and continuing through the Closing Date, Seller shall (a) afford to Buyer and its officers, directors, employees, accountants, counsel and other employees or representatives reasonable access to all of Seller's properties, books, contracts, commitments, records and personnel relating to the Assets, including Seller's chemistry, manufacturing and controls representatives, employees and agents; (b) furnish promptly to Buyer all information concerning Seller's business, properties, books, contracts, commitments, tax returns, work papers, records and personnel with respect to the Assets as Buyer may reasonably request and (c) take all actions reasonably necessary to afford Buyer access to all third party vendors and manufacturers that are or have previously been engaged in matters relating to the Assets. Without limiting the generality of the foregoing, during the period commencing on the date hereof and continuing through the Closing Date, Seller shall promptly make available to Buyer: (i) any material notice, document or other communication sent by or on behalf of Seller to any party to any Assumed Contract, or sent to Seller by any party to any Assumed Contract in connection with the Acquisition; any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Authority on behalf of Seller in connection with the Acquisition; any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Action involving or affecting, or reasonably likely to involve or affect, the Assets; any material notice, report or other document received by Seller from any Governmental Authority in connection with the Acquisition or relating to the Assets; and any other notice required pursuant to Section 5.2.

5.4     Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties will use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws for it to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents, including without limitation the execution and delivery of certificates, agreements and other documents as such Party may reasonably request.

ARTICLE 6
CLOSING

6.1     Closing. The consummation of the transactions contemplated herein (the "Closing") will take place at the offices of Paul Hastings LLP, 1117 S. California Avenue, Palo Alto, California 94304, at 9:00 A.M. (Pacific Time) on the date hereof so long as the last to be satisfied or waived of the conditions set forth in Section 6.2 shall be satisfied or waived in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), or at such other time and place as mutually agreed to by Buyer and Seller. The date on which the Closing actually occurs is referred to herein as the "Closing Date."

6.2     Closing Conditions.

  Conditions of Buyer. Notwithstanding any other provision of this Agreement, the obligations of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by Buyer in its sole discretion:

    Each of the representations and warranties of Seller set forth in this Agreement shall be true and correct, in all material respects, as of the date hereof and as of the Closing Date as though made as of the Closing Date, and Seller shall have performed or complied with all obligations, conditions and covenants required to be performed by it under this Agreement prior to the Closing Date;

    All consents, approvals, orders or authorizations of any Person required in connection with the execution, delivery or performance of this Agreement, as set forth on Exhibit C, shall have been obtained and shall be in full force and effect, in each case in form and substance reasonably satisfactory to Buyer;

    Buyer shall have received a Bill of Sale, executed by Seller and dated as of the Closing Date, in the form of Exhibit D hereto (the "Bill of Sale");

    Buyer shall have received an Assignment and Assumption Agreement, executed by Seller and dated as of the Closing Date, in the form of Exhibit E hereto (the "Assignment and Assumption Agreement");

    Buyer shall have received an Assignment of Patents, executed by Seller and dated as of the Closing Date, in the form of Exhibit F hereto; and

    Buyer shall have received a waiver of the confidentiality and non-competition obligations set forth in Sections 8 and 9 of Dr. Warren Wasiewski's Employment Agreement with Seller dated October 15, 2015, as amended, executed by each of Seller and Dr. Wasiewski, in the form of Exhibit G hereto.

  Conditions of Seller. Notwithstanding any other provision of this Agreement, the obligations of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by Seller in its sole discretion:

    Each of the representations and warranties of Buyer set forth in this Agreement shall be true and correct, in all material respects, as of the date hereof and as of the Closing Date as though made as of the Closing Date, and Buyer shall have performed or complied with all obligations, conditions and covenants required to be performed by it under this Agreement prior to the Closing Date;

    Seller shall have received the Assignment and Assumption Agreement, executed by Buyer and dated as of the Closing Date; and

    Seller shall have received the amount set forth in Section 2.3(a)(i).

ARTICLE 7
POST-CLOSING COVENANTS AND AGREEMENTS

7.1     Additional Deliveries. For no additional consideration, from time to time, on and after the Closing Date, at Buyer's request, Seller shall execute and deliver such additional or confirmatory instruments, documents of conveyance, endorsements, assignments and acknowledgments as are necessary to evidence or vest in Buyer sole, exclusive, valid and marketable title in and to the Assets.

7.2     Confidentiality. Each Party will treat as confidential the Confidential Information of the other Party, and will take all commercially reasonable precautions to ensure the confidentiality of such Confidential Information. Each Party agrees to return to the other Party upon the expiration or termination of this Agreement all Confidential Information acquired from such other Party, except as to such information it may be required to retain under Applicable Laws, and except for one copy of such information to be retained by such Party solely to enable it to assess its compliance with the confidentiality provisions of this Section 7.2. From the date hereof through the period ending ten years after the Closing Date, neither Party shall, without the other Party's express prior written consent, use or disclose any such Confidential Information for any purpose other than to carry out its obligations hereunder. Each Party, prior to disclosure of Confidential Information of the other Party to any employee, consultant or advisor shall ensure that such Person is bound to observe the confidentiality of such Party's Confidential Information on terms similar to those contained herein. The obligations of confidentiality shall not apply to Confidential Information that the receiving Party is required by law or regulation to disclose; provided, however, that the receiving Party shall, to the extent lawful and practical, notify the disclosing Party of its intent and cooperate with the disclosing Party on reasonable measures to protect the confidentiality of the Confidential Information. Seller hereby acknowledges and agrees that any information that is Confidential Information of Seller prior to the Closing that is included in the Assets shall be Buyer's Confidential Information from and after the Closing. Each Party shall not issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the transactions contemplated by this Agreement unless: (a) the other Party has approved such press release or disclosure in writing, such approval not to be unreasonably withheld, conditioned or delayed; (b) such Party has determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by Applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; or (c) such press release or disclosure is consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party). Notwithstanding anything to the contrary in this agreement, the Parties agree that in no event shall any press release regarding the transactions contemplated by this Agreement be released on the date hereof.

7.3     Survival. Except as expressly set forth herein, all covenants and obligations of the Parties contained herein or in any documents, certificate or instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall survive the Closing and continue in full force until performed in accordance with their terms.

7.4     Tax Matters. Seller shall be liable for, and shall indemnify and hold harmless Buyer and its Affiliates from and against, any Excluded Taxes (as defined below). For all purposes of this Agreement (including the determination of Excluded Taxes), in the case of any Tax that is payable with respect to a taxable period that includes, but does not end on, the Closing Date (a "Straddle Period"), the portion of such Tax that is allocable to the portion of such Straddle Period ending on the end of the Closing Date shall: (a) in the case of Taxes other than those described in clause (b) below, be determined on the basis of a deemed "closing of the books" as of the end of the Closing Date, and (b) in the case of real, personal and intangible property Taxes and other similar periodic or ad valorem Taxes, be deemed to be equal to the amount of all such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in such Straddle Period through and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period. After the Closing, each Party (i) shall provide the other Party, at the other Party's expense, with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceeding relating to liability for Taxes, (ii) will retain and, at the other Party's expense, provide to the other Party all records and other information that may be relevant to any Tax Return, audit or examination, proceeding or determination, and (iii) will provide the other Party with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other Party for any period.

ARTICLE 8
TERMINATION

8.1     Buyer Termination. This Agreement may be terminated prior to the Closing:

  by mutual written consent duly authorized by the Boards of Directors of Buyer and Seller;

  by either Party if the Closing shall not have occurred by the Outside Date; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Buyer, on the one hand, or to Seller, on the other hand, if such Party's action or failure to act has been a principal cause of the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement;

  by either Party if a court of competent jurisdiction or other Governmental Authority has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition;

  by Buyer, upon a breach of any representation, undertaking, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller has become inaccurate, in either case such that the conditions set forth in Section 6.2(a)(i) would not be satisfied; provided, however, that if such inaccuracy in Seller's representations and warranties or breach by Seller is curable by Seller, then this Agreement shall not terminate pursuant to this Section 8.1(d) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Buyer to Seller of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(d);

  by Seller, upon a breach of any representation, undertaking, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer has become inaccurate, in either case such that the conditions set forth in Section 6.2(b)(i) would not be satisfied; provided, however, that if such inaccuracy in Buyer's representations and warranties or breach by Buyer is curable by Buyer, then this Agreement shall not terminate pursuant to this Section 8.1(e) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Seller to Buyer of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(e);

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

8.2     Expenses; Termination Fees. Except as set forth in this Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Acquisition is consummated.

8.3     Effect of Termination. If this Agreement is terminated pursuant to this Article 8, it will become void and of no further force and effect, provided, however, that (a) this Section 8.3, Section 8.2, and Article 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement, and (c) all rights relating to the Assets shall be assigned to the Buyer.

ARTICLE 9
MISCELLANEOUS

9.1     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute a single document. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.2       Entire Agreement. This Agreement and the other Transaction Documents contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

9.3       Exhibits and Schedules. The Exhibits and Schedules referenced herein and attached hereto are incorporated into this Agreement by reference.

9.4       Governing Law; Forum. This Agreement and the relationship of the Parties shall be governed by and construed and interpreted in accordance with the laws of the State of New York irrespective of the choice of laws principles of the State of New York. Any disputes relating to the transactions contemplated by this Agreement shall be heard in the State and Federal courts located in the County of New York in the State of New York.

9.5       Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign its respective rights or delegate its respective obligations under this Agreement without the express prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign or transfer this Agreement to (a) an Affiliate or (b) a Third Party in connection with the sale or transfer of the business to which this Agreement relates; provided that such Third Party expressly agrees in writing addressed to both Parties to be bound by and accept the obligations of the assigning Party under this Agreement; provided further that the assigning Party shall notify the other Party of any such permitted assignment within 10 days of such assignment; and provided further that such assigning Party shall remain liable for all payment and other obligations pursuant to this Agreement in the event that the assignee defaults with respect to such obligations.

9.6       Third Party Beneficiaries. Nothing in this Agreement shall be deemed to create any third party beneficiary rights in or on behalf of any other Person.

9.7       Notices. All notices required to be given hereunder shall be in writing and shall be given by personal delivery, by an internationally recognized overnight carrier, by registered or certified mail, postage prepaid with return receipt requested or by e-mail. All notices hereunder shall be addressed as follows:

If to Seller, to:

Bioblast Pharma, Ltd.
At Zysman, Aharoni, Gayer & Co. (ZAG/S&W)
41-45 Rothschild Blvd.
Beit Zion, Tel Aviv 6578401, Israel
Attn: Dr. Dalia Megiddo
Email: Dalia@ExpedioVC.com

With a copy (which shall not constitute notice to Seller) to:

Zysman, Aharoni, Gayer and Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Attention: Shy S. Baranov
E-Mail: sbaranov@zag-sw.com

If to Buyer, to:

Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022
Telephone No.: (646) 998-6475
Attention: Dr. Raj Mehra
E-mail: Raj. Mehra@Seelostx.com

Any Party may, by notice to the other Party given in the form specified in this Section 9.7, change the address to which such notices are to be given. Notices delivered personally shall be deemed communicated as of actual receipt; notices sent via overnight courier shall be deemed received three Business Days following sending; and notices mailed shall be deemed communicated as of seven Business Days after mailing.

9.8       Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

9.9       No Implied Waiver. No failure or delay on the part of any Party to exercise any right, power or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver; nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The waiver by any Party of a breach of any provision of this Agreement shall not operate as a waiver of any subsequent breach. Except as otherwise specifically provided herein, all rights and remedies hereunder are cumulative and are in addition to and not exclusive of any other rights and remedies provided by law.

9.10       Amendments. Any amendment, modification or waiver of this Agreement shall only be valid if made in writing and signed by each of the Parties.

9.11       Expenses. Except as expressly set forth herein, each Party shall pay all of its own fees and expenses (including all legal, accounting and other advisory fees) incurred in connection with the negotiation and execution of this Agreement and the arrangements contemplated hereby.

9.12       Representation By Counsel; Interpretation. Seller and Buyer each acknowledge that it has been represented by its own legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of Seller and Buyer.

9.13       Specific Performance. The Parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof. It is accordingly agreed that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, and to thereafter cause the transaction contemplated by this Agreement to be consummated on the terms and subject to the conditions thereto set forth in this Agreement in the County of New York in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity subject to the terms hereof.

9.14       Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such Party, and the exercise of any one remedy shall not preclude the exercise of any other.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties, intending to be bound hereby, have executed this Agreement as of the date first written above.

SELLER:

BIOBLAST PHARMA, LTD.

By: /s/ Dr. Dalia Megiddo
Name: Dr. Dalia Megiddo
Title: Interim Chief Executive Officer

BUYER:

SEELOS THERAPEUTICS, INC.

By: /s/ Raj Mehra, Ph.D.
Name: Raj Mehra, Ph.D.
Title: CEO

Signature Page to Bioblast/Seelos Asset Purchase Agreement